Exhibit 99.2

Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited selected consolidated financial information for the three month periods ended March 31, 2014 and 2015. We also recommend that you read our operating and financial review and prospects and our audited consolidated financial statements, and the notes thereto, which appear in our annual report on Form 20-F (our “Annual Report”) (File No. 001-36495), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2015.

Unless otherwise indicated or the context otherwise requires, all references to “Markit” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Markit Group Holdings Limited and its subsidiaries prior to the completion of our corporate reorganisation in connection with our initial public offering, and Markit Ltd. and its subsidiaries as of the completion of our corporate reorganisation and thereafter.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in U.S. dollars.

This discussion and analysis also includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”. We also recommend that you read the section entitled “Risk Factors” in our Annual Report.

This discussion and analysis is dated as of May 13, 2015.

Business overview

Markit is a leading global diversified provider of financial information services. Our offerings enhance transparency, reduce risk and improve operational efficiency in the financial markets. Since we launched our business in 2003, we have become deeply embedded in the systems and workflows of many of our customers and continue to become increasingly important to our customers’ operations. We leverage leading technologies and our industry expertise to create innovative products and services across multiple asset classes and geographies. We provide pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. Our end-users include front and back office professionals, such as traders, portfolio managers, risk managers, research professionals, technology companies and other financial markets participants, as well as operations, compliance and enterprise data managers. We anticipate and are highly responsive to evolving industry needs and work closely with market participants to develop new products and services. We have over 3,000 institutional customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges and central banks. As of March 31, 2015, we had 22 offices in 10 countries.

Our principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY. Our telephone number at this address is +44 20 7260 2000. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The telephone number of our registered office is +1 441 295 5950.

Recent developments

On March 10, 2015 we agreed to acquire the assets and intellectual property associated with the Halifax House Price Index from Lloyds Banking Group. The Halifax House Price Index is a leading barometer of the UK’s property market. The financial results associated with the Halifax House Price Index will be reported within our Information segment post closing.

In March 2015, we entered into a lease for a new primary office location in New York City, which will consolidate the two office locations we currently have in the city. We currently expect to move to the new location in the third quarter of 2016.

On May 13, 2015, we filed a registration statement on Form F-1 to register the offering and sale by certain selling shareholders of common shares. All of the common shares registered under the registration statement will be sold by the selling shareholders and we will not receive any proceeds from the sale of common shares in the offering.

In May 2015, our board of directors authorised the repurchase of up to $500 million of our common shares over the next two years, at the discretion of our management. The share repurchases will generally be funded using our existing cash, cash equivalents, marketable securities and future cash flows, or through the incurrence of short or long term indebtedness. At management’s discretion, we may repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases depends on availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements. The program may be modified, suspended or terminated at any time without prior notice.

Our operating segments

We organise our business in three segments: Information, Processing and Solutions.

Information segment

Our Information segment, which represented 44.4% of our revenue in the three months ended March 31, 2015, provides enriched content comprising pricing and reference data, indices, and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information segment products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing segment

Our Processing segment, which represented 24.8% of our revenue in the three months ended March 31, 2015, offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans. Our trade processing and connectivity services enable buy-side and sell-side firms to confirm transactions rapidly, which increases efficiency by optimising post-trade workflow, thereby reducing risk, and complying with reporting regulations. We believe we are the largest provider of end-to-end multi-asset OTC derivatives trade processing services.

Solutions segment

Our Solutions segment, which represented 30.8% of our revenue in the three months ended March 31, 2015, provides configurable enterprise software platforms, managed services and hosted custom web solutions. Our offerings help our customers capture, organise, process, display and analyse information, manage risk and meet regulatory requirements.

Revenue by type

Revenue by type is how we classify the revenue recognised from the sale of our products and services into three groups as defined below:

–	Recurring fixed revenue – Revenue generated from contracts specifying a fixed fee for services delivered over the life of the contract. The fixed fee is typically paid annually, semiannually or quarterly in advance. These contracts are typically subscription contracts where the revenue is recognised across the life of the contract. The initial term of these contracts can range from one to five years and usually includes auto-renewal clauses.

–	Recurring variable revenue – Revenue derived from contracts that specify a fee for services which is typically not fixed. The variable fee is typically paid monthly in arrears. Recurring variable revenue is based on, among other factors, the number of trades processed, assets under management or the number of positions we value. Many of these contracts do not have a maturity date while the remainder have an initial term ranging from one to five years.

–	Non-recurring revenue – Revenue that relates to certain software license sales and the associated consulting revenue.

Key performance indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings are key measures to assess our financial performance. These measures demonstrate our ability to grow while maintaining profitability and generating strong positive cash flows over time.

Adjusted EBITDA and Adjusted Earnings are not measures defined by IFRS. The most directly comparable IFRS measure is our profit from continuing operations for the relevant period. These measures are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Revenue growth

We view period-over-period revenue growth as a key measure of our financial success. We measure revenue growth in terms of organic revenue growth, acquisition related revenue growth, foreign currency impact on revenue growth and constant currency revenue growth.

We define these components as follows:

–	Organic – Revenue growth from continuing operations from factors other than acquisitions and foreign currency fluctuations. We derive organic revenue growth from the development of new products and services, increased penetration of existing products and services to new and existing customers, price changes for our products and services and market driven factors such as increased trading volumes or changes in customer assets under management.

–	Acquisition related – Revenue growth from acquired businesses through the end of the fiscal year following the fiscal year in which the acquisition was completed. This growth results from our strategy of making targeted acquisitions that facilitate growth by complementing our existing products and services and addressing market opportunities.

–	Foreign currency – The impact on revenue growth resulting from the difference between current revenue at current exchange rates and current revenue at the corresponding prior period exchange rates.

–	Constant currency – Total revenue growth, excluding the impact of exchange rate movements from the prior period to the current period. This is equal to the combination of organic and acquisition related revenue growth, as described above.

Adjusted EBITDA and Adjusted EBITDA margin

We believe Adjusted EBITDA, as defined under “—Reconciliation to Non-IFRS Financial Measures,” is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA margin is also defined under “—Reconciliation to Non-IFRS Financial Measures.”.

Adjusted Earnings and adjusted earnings per share, diluted

We believe Adjusted Earnings, as defined under “—Reconciliation to Non-IFRS Financial Measures,” is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results. Adjusted earnings per share, diluted is also defined under “—Reconciliation to Non-IFRS Financial Measures,”

Please see “—Reconciliation to Non-IFRS Financial Measures” for a description of our non-IFRS financial measures, an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow, and reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

Results of operations

Results of operations for the three months ended March 31, 2015 and March 31, 2014

The following table summarises our results of operations for the three months ended March 31, 2015 and March 31, 2014:

	For the three months ended March 31,
($ in millions, except per share amounts, number of shares and percentages)	2015	2014
Revenue	271.5	259.4
Operating expenses	(146.8)	(142.7)
Exceptional items	(1.4)	(11.1)
Acquisition related items	–	(2.8)
Amortisation – acquisition related	(14.4)	(14.2)
Depreciation and amortisation – other	(24.9)	(23.3)
Share based compensation and related items	(9.9)	(3.0)
Other losses – net	7.9	(2.5)
Operating profit	82.0	59.8
Finance costs – net	(4.1)	(4.4)
Share of results from joint ventures	(2.6)	–
Profit before income tax	75.3	55.4
Income tax expense	(20.8)	(15.6)
Profit after income tax	54.5	39.8
Earnings per share, basic	0.30	0.23
Earnings per share, diluted	0.29	0.22
Weighted average number of shares issued and outstanding, basic	183,259,470	176,728,360
Weighted average number of shares issued and outstanding, diluted	191,653,520	178,719,390
Other financial data (1):
Adjusted EBITDA	120.7	116.7
Adjusted EBITDA margin	44.8%	45.0%
Adjusted Earnings	68.5	72.9
Adjusted earnings per share, diluted (2)	0.36	0.41

(1)	See “Reconciliation to non-IFRS Financial Measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

Revenue

Revenue increased by $12.1 million, or 4.7%, to $271.5 million for the three months ended March 31, 2015, from $259.4 million for the three months ended March 31, 2014. On a constant currency basis, our revenue growth was 8.2% for the three months ended March 31, 2015 as compared to the three months ended March 31, 2014.

Organic revenue growth was $15.7 million, or 6.1%. This was driven by new business wins across our Solutions and Information segments, offset by a decrease in our Processing segment during the first quarter of 2015 as a result of lower primary loan issuance volumes during the period.

Acquisitions contributed $5.4 million to revenue growth, or 2.1% of the 4.7% increase in revenue, associated with the acquisitions in our Solutions segment of thinkFolio and Tax Solutions which were acquired in January 2014 and July 2014 respectively.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $9.0 million, or 3.5%. Our revenue currency exposure for the three months ended March 31, 2015 was 71.0% in US dollars, 25.9% in British pounds, and 3.1% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 53.5% for the three months ended March 31, 2015, from 51.7% for the three months ended March 31, 2014, and increased to $145.3 million for the three months ended March 31, 2015 from $134.1 million for the three months ended March 31, 2014. This was due to new business wins in our Information and Solutions segments, and as a result of a number of existing customers moving from variable-revenue contracts to fixed-revenue contracts in the Information Valuation and Trading Services sub-division.

Recurring variable revenue as a percentage of total revenue decreased to 40.7% for the three months ended March 31, 2015, from 43.3% for the three months ended March 31, 2014, and decreased to $110.5 million for the three months ended March 31, 2015, from $112.3 million for the three months ended March 31, 2014. This was largely due to decreased revenue within the Processing segment, as well as the previously mentioned change in customer contracts in the Information Valuation and Trading Services sub-division. These movements were partially offset by increases in recurring variable revenue in the Solutions segment associated with increased assets under management.

Non-recurring revenue as a percentage of total revenue increased to 5.8% for the three months ended March 31, 2015, from 5.0% for the three months ended March 31, 2014, and increased to $15.7 million for the three months ended March 31, 2015, from $13.0 million for the three months ended March 31, 2014. This was principally due to new business wins in our Solutions segment, and the acquisition of Tax Solutions.

Operating expenses

Operating expenses increased by $4.1 million, or 2.9%, to $146.8 million for the three months ended March 31, 2015, from $142.7 million for the three months ended March 31, 2014. As a percentage of revenue, operating expenses decreased from 55.0% for the three months ended March 31, 2014 to 54.1% for the three months ended March 31, 2015.

Personnel costs as a percentage of total operating expenses remained broadly stable, moving to 62.6% for the three months ended March 31, 2015 from 62.4% for the three months ended March 31, 2014. Personnel costs increased by $2.8 million, or 3.1%, to $91.9 million for the three months ended March 31, 2015. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, and increases in employee compensation levels, partially offset by the impact of favourable movements in foreign exchange rates.

Exceptional items

Exceptional items for the three months ended March 31, 2015 were $1.4 million related to ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Exceptional items totalled $11.1 million for the three months ended March 31, 2014 for costs linked to our initial public offering and other legal advisory fees. The costs linked to the initial public offering included preparation and execution costs and accelerated share based compensation charges. Initial public offering preparation and execution costs of $3.7 million consisted of legal and professional fees associated with our initial public offering. Accelerated share based compensation charges of $6.3 million included the acceleration of the accounting charge for options which vested upon the completion of our initial public offering as well as an accelerated charge related to options which only commenced vesting upon the completion of our initial public offering. In addition we incurred $1.1 million of legal advisory fees that related to the ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit.

Acquisition related items

There were no acquisition related items for the three months ended March 31, 2015 compared to a $2.8 million charge for the three months ended March 31, 2014 which included $1.0 million for legal and tax advisory costs on the acquisition of thinkFolio Limited. The thinkFolio acquisition included contingent consideration of $9.5 million which was treated as remuneration as it is contingent on the continued employment of key personnel within the business. Of that amount $1.8 million was recognised as an acquisition related expense in the three months ended March 31, 2014.

Amortisation – acquisition related

Acquisition related amortisation increased by $0.2 million, or 1.4%, to $14.4 million for the three months ended March 31, 2015, as compared to the three months ended March 31, 2014, reflecting the acquisition of Tax Solutions on July 1, 2014 partially offset in the period by the impact of exchange rates.

Depreciation and amortisation – other

Depreciation and amortisation – other increased by $1.6 million, or 6.9%, to $24.9 million for the three months ended March 31, 2015 as compared to the three months ended March 31, 2014. This increase reflects the continued investment in developing and enhancing products and services, including a $1.1 million increase in the amortisation of internally generated intangibles.

Share based compensation and related items

Share based compensation and related items increased by $6.9 million, or 230.0%, to $9.9 million for the three months ended March 31, 2015, from $3.0 million for the three months ended March 31, 2014. The increase reflects a higher fair value per unit ascribed to new equity awards in the period following the removal of the illiquidity discount we had as a private company as well as the recognition of an expense associated with retention options granted in August 2013 which only commenced vesting after the completion of the initial public offering in June 2014.

In addition there was a $0.8 million charge for the increase in the social security liability in respect of expected option exercises which largely reflects changes in our share price.

Other gains/(losses) – net

For the three months ended March 31, 2015, total net other gains were $7.9 million compared to total net other losses of $2.5 million for the three months ended March 31, 2014. The movement reflects, in part, net foreign exchange gains of $6.4 million recognised for the three months ended March 31, 2015, compared with net foreign exchange losses of $1.1 million recognised for the three months ended March 31, 2014, representing the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

A net gain on foreign exchange forward contracts of $1.5 million was recorded for the three months ended March 31, 2015, compared with a net loss of $1.4 million for the three months ended March 31, 2014.

Finance costs – net

Net finance costs decreased by $0.3 million, or 6.8%, to $4.1 million for the three months ended March 31, 2015, from $4.4 million for the three months ended March 31, 2014.

Interest on bank borrowings decreased $0.6 million to $1.2 million for the three month period ended December 31, 2014 compared to the three months ended March 31, 2014, reflecting both a lower balance drawn and lower rates on our credit facility, which was amended on March 21, 2014.

Share of results from joint ventures

This represents our share of the result of Markit Genpact KYC Limited, a joint venture established with Genpact to provide KYC services. Our share of the loss incurred in the period was $2.6 million and represents the ongoing investment of the joint venture in establishing its service.

Income tax expense

Income tax expense was $20.8 million for the three months ended March 31, 2015, compared to $15.6 million for the three months ended March 31, 2014, an increase of $5.2 million, or 33.3%, which is primarily due to increased profitability in the three months ended March 31, 2015 when compared to March 31, 2014. Our effective tax rate was 27.6% for the three months ended March 31, 2015, which was broadly consistent with the three months ended March 31, 2014.

Profit after income tax

Profit for the period was $54.5 million for the three months ended March 31, 2015, compared to $39.8 million for the three months ended March 31, 2014, an increase of $14.7 million, or 36.9%, which principally reflects the operating performance discussed above, a $10.4 million increase in income from foreign exchange and derivative gains, as well as the impact of higher exceptional charges in the three months ended March 31, 2014.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $120.7 million for the three months ended March 31, 2015 increased by $4.0 million, or 3.4%, from $116.7 million for the three months ended March 31, 2014. This growth was driven by the Solutions and Information segments, offset by a decrease in the Processing segment, and reflects operating performance as described above. Adjusted EBITDA also includes a $3.3 million loss in the three months ended March 31, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin decreased to 44.8% for the three months ended March 31, 2015 compared to the Adjusted EBITDA margin of 45.0% for the three months ended March 31, 2014, largely as a result of public company running costs, partially offset by improved business performance.

Adjusted Earnings and adjusted earnings per share, diluted

Adjusted Earnings for the three months ended March 31, 2015, decreased $4.4 million, or 6.0%, to $68.5 million from $72.9 million for the three months ended March 31, 2014. This reflects in part an increase in the depreciation and amortisation charge for the period as well as an increase in tax period on period. The three months ended March 31, 2014 had a comparatively low adjusted effective tax rate because of the impact of a number of non-recurring items.

See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

Adjusted earnings per share, diluted for the three months ended March 31, 2015 was $0.36 compared to $0.41 for the three months ended March 31, 2014. This reflects the decrease in year-on-year adjusted earnings as well as increased dilution from a higher, post-IPO share price and the impact of share option exercises in the three months ended March 31, 2015.

Segmental analysis

	For the three months ended March 31,
($ in millions, except percent)	2015	2014
Information	120.6	117.7
Processing	67.4	72.2
Solutions	83.5	69.5
Total revenue	271.5	259.4
Information	58.2	55.2
Processing	35.4	39.2
Solutions	27.8	22.3
Non-controlling Interest(1)	(0.7)	–
Total Adjusted EBITDA	120.7	116.7
Information	48.3%	46.9%
Processing	52.5%	54.3%
Solutions	33.3%	32.1%
Total Adjusted EBITDA margin(2)	44.8%	45.0%

(1)	Non-controlling interest above relates to the Adjusted EBITDA impact of businesses not wholly owned by Markit. Non-controlling interest in the Income Statement relates to the profit impact (including tax and amortisation) of businesses not wholly owned by Markit.
(2)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Segmental analysis for the three months ended March 31, 2015 and March 31, 2014

Information

Revenue in our Information segment increased by $2.9 million, or 2.5%, to $120.6 million for the three months ended March 31, 2015, compared to $117.7 million for the three months ended March 31, 2014. The revenue increase was largely driven by new business wins and increased customer assets under management within the Pricing and Reference Data and Indices sub-divisions, offset by the adverse impact of foreign exchange movements across the segment. Organic revenue growth was 6.3%. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 3.8%.

Adjusted EBITDA in our Information segment increased by $3.0 million, or 5.4%, to $58.2 million for the three months ended March 31, 2015, compared to $55.2 million for the three months ended March 31, 2014. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 48.3% for the three months ended March 31, 2015, compared to 46.9% for the three months ended March 31, 2014.

Processing

Revenue in our Processing segment decreased by $4.8 million, or 6.6%, to $67.4 million for the three months ended March 31, 2015, from $72.2 million for the three months ended March 31, 2014. This reflects decreased revenue in our loans processing product due to decreased primary loan issuance volumes period over period, and the impact of adverse foreign exchange movements across the segment. Organic revenue decreases contributed 2.4% of the 6.6% decrease in revenue. Adverse movements in exchange rates period-over-period contributed 4.2% of the 6.6% decrease in revenue.

Adjusted EBITDA in our Processing segment decreased by $3.8 million, or 9.7%, to $35.4 million for the three months ended March 31, 2015, compared to $39.2 million for the three months ended March 31, 2014. This decrease was largely attributable to the revenue decrease described above, partially offset by cost savings. Adjusted EBITDA margin decreased to 52.5% for the three months ended March 31, 2015, from 54.3% for the three months ended March 31, 2014.

Solutions

Revenue in our Solutions segment increased by $14.0 million, or 20.1%, to $83.5 million for the three months ended March 31, 2015, from $69.5 million for the three months ended March 31, 2014. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio and Tax Solutions in January 2014 and July 2014 respectively.

Constant currency revenue growth was 22.2%. Organic revenue growth contributed 14.4% of the 20.1% increase in revenue. Acquisitions contributed 7.8% of the 20.1% increase in revenue as a result of the acquisitions of thinkFolio and Tax Solutions. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.1%.

Adjusted EBITDA in our Solutions segment increased by $5.5 million, or 24.7%, to $27.8 million for the three months ended March 31, 2015, from $22.3 million for the three months ended March 31, 2014. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin increased to 33.3% for the three months ended March 31, 2015, from 32.1% for the three months ended March 31, 2014.

Liquidity and capital resources

At March 31, 2015, we had $1,009.4 million of total liquidity, comprising $84.4 million in cash and cash equivalents and $925.0 million of available borrowings under our multi-currency revolving credit facility. In addition, we have historically generated strong cash flows from operations.

As of March 31, 2015, cash and cash equivalents of $36.0 million and $41.9 million were held in the United Kingdom and United States, respectively. All material cash and cash equivalents are available for use in the United Kingdom if required without ramification. Only government-backed banks and financial institutions or independently rated parties with a minimum short term investment grade rating of “A1” are accepted as investment counterparties. As of March 31, 2015, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

In March 2014, we amended and restated our existing credit agreement to provide a $1,050.0 million unsecured multi-currency revolving credit facility with accordion capacity to $1,450.0 million. The amended and restated facility is for a term of five years, ending on March 21, 2019, and carries interest on drawn amounts of between 0.75% and 1.75% over LIBOR, or, for amounts drawn in euro, over EURIBOR, and a commitment fee of 35% of the margin on the undrawn balance.

In August 2012, we repurchased 2,193,948 shares (before giving effect to our 10-to-1 share split in connection with our corporate reorganisation) for consideration of $495.1 million, payable in quarterly instalments until May 2017. Amounts outstanding under this arrangement carry no coupon but bear an accounting charge for the unwinding of discounts. For accounting purposes, the present value of this liability at March 31, 2015 was $190.7 million.

At March 31, 2015, we had total debt, excluding capital leases and certain other obligations, of $315.7 million which principally included $125.0 million drawn under our long-term multi-currency revolving credit facility and $190.7 million related to our share repurchase in August 2012.

Cash flows

The following table summarises our operating, investing and financing activities for the three months ended March 31, 2015 and 2014:

	For the three months ended March 31,
($ in millions)	2015	2014
Net cash provided by / (used) in:
Operating activities	60.9	41.4
Investing activities	(47.5)	(119.9)
Financing activities	(45.1)	41.2
Net decrease in cash and cash equivalents	(31.7)	(37.3)

Net cash generated by operating activities

Net cash generated by operating activities increased by $19.5 million, to $60.9 million for the three months ended March 31, 2015, from $41.4 million for the three months ended March 31, 2014.

Cash generated for the three months ended March 31, 2015 reflected cash generated from operations during the period, offset by working capital movements and income taxes paid.

Net cash used in investing activities

Cash flows used in investing activities decreased by $72.4 million to an outflow of $47.5 million for the three months ended March 31, 2015, from an outflow of $119.9 million for the three months ended March 31, 2014.

Cash flows used in investing activities for the three months ended March 31, 2015 principally related to capital expenditure and investing in the KYC joint venture. The $7.6 million invested in joint ventures relates to the initial investment in the KYC joint venture. In addition, we spent $39.9 million on capital expenditure largely related to internal development costs.

Cash flows used in investing activities for the three months ended March 31, 2014 primarily related to $85.9 million used for the acquisition of thinkfolio. In addition, we spent $34.1 million on capital expenditure largely related to internal development costs.

Net cash used in financing activities

Net cash used in financing activities decreased to an outflow of $45.1 million for the three months ended March 31, 2015, from an inflow of $41.2 million for the three months ended March 31, 2014.

Net cash used in financing activities for the three months ended March 31, 2015 principally reflected $103.0 million of repayments of bank borrowings and $22.0 million of share buy back, offset by $79.9 million in connection with the issuance of share capital in respect of share option exercises.

Net cash used in financing activities for the three months ended March 31, 2014 principally reflected $100.0 million of proceeds from bank borrowings used to finance investing activities. This was offset by $26.3 million related to transactions with shareholders and $30.0 million of borrowing repayments.

Reconciliation to non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

In considering the financial performance of the business, management and our chief operating decision maker analyse the primary financial performance measure of Adjusted EBITDA in our business segments and at a company level.

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit for the period from continuing operations.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

We believe Adjusted EBITDA is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. We believe that utilising Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies. We further adjust our profit for the following non-cash items: depreciation, amortisation of intangible fixed assets, share based compensation and related items, and other gains and losses associated with foreign exchange variations.

We have historically incurred significant acquisition related expenses acquiring businesses. These acquisition related expenses include acquisition costs, fair-value adjustments to contingent consideration and amortisation of intangible fixed assets. Adjusted EBITDA is important in illustrating what our core operating results would have been without the impact of non-operational acquisition related expenses.

We also adjust for exceptional items which are determined to be those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence, which include non-cash items and items settled in cash. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to our board and assists in providing a meaningful analysis of our operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended March 31,
($ in millions)	2015	2014
Profit for the period	54.5	39.8
Income tax expense	20.8	15.6
Finance costs – net	4.1	4.4
Depreciation and amortisation – other	24.9	23.3
Amortisation – acquisition related	14.4	14.2
Acquisition related items	—	2.8
Exceptional items	1.4	11.1
Share based compensation and related items	9.9	3.0
Other losses / (gains) – net	(7.9)	2.5
Share of results from joint venture not attributable to Adjusted EBITDA	(0.7)	—
Adjusted EBITDA attributable to non-controlling interests	(0.7)	—
Adjusted EBITDA	120.7	116.7

Adjusted Earnings and adjusted earnings per share, diluted

In considering the financial performance of the business, management and our chief operating decision maker analyse the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests. The most directly comparable IFRS measure to Adjusted Earnings is our profit for the period from continuing operations. Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

We believe Adjusted Earnings is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

Management uses Adjusted Earnings to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items which have less bearing on our core operating performance or are unusual in nature or infrequent in occurrence and therefore are inherently difficult to budget for or control. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share. Management uses diluted Adjusted earnings per share to assess total company performance on a consistent basis at a per share level.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended March 31,
($ in millions)	2015	2014
Profit for the period	54.5	39.8
Amortisation – acquisition related	14.4	14.2
Acquisition related items	–	2.8
Exceptional items	1.4	11.1
Share based compensation and related items	9.9	3.0
Other losses / (gains) – net	(7.9)	2.5
Unwind of discount (1)	2.5	2.5
Tax effect of above adjustments	(5.6)	(3.0)
Adjusted Earnings attributable to non-controlling interests	(0.7)	–
Adjusted Earnings	68.5	72.9

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

Contractual obligations and contingencies

Contractual obligations

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Management’s discussion and analysis of financial condition and results of operations – Contractual obligations and contingencies – Contractual obligations” in our Annual Report for the year ended December 31, 2014, except as follows:

As of March 31, 2015 other indebtedness reduced to $197.6 million from $219.5 million following repayment.

As of March 31, 2015 bank borrowings reduced to $139.5 million from $246.7 million following repayments.

As of March 31, 2015 our operating leases obligations increased to $271.2 million from $122.6 million, principally reflecting our entering into a lease for a new primary office location in New York.

Off-balance sheet arrangements

We have no significant off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

During the period ended March 31, 2015, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to “Item 11. Quantitative and qualitative disclosures about market risk” included in our Annual Report for a more complete discussion on the market risks we encounter.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

There have been no material changes to the principal accounting policies, critical accounting estimates and key judgements described in our audited consolidated financial statements included in our Annual Report. Please refer to “Item 5. Operating and Financial Review and Prospects–A. Operating Results–Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” included in our Annual Report for a more complete discussion.

Common shares outstanding as of March 31, 2015

As of March 31, 2015, 188,045,601 common shares were issued and outstanding, including 2,370,707 unvested restricted common shares issued and outstanding under our employee benefit plans but excluding 25,219,470 common shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”).

The EBT is a discretionary trust established by a deed dated January 27, 2010 between Markit Group Holdings Limited and Elian Employee Benefit Trustee Limited, as trustee of the EBT, through which shares may be delivered to Markit’s existing and former employees in satisfaction of their rights under any share incentive arrangements established by Markit. The trustee is an independent provider of fiduciary services, based in Jersey, Channel Islands. The EBT will terminate on January 27, 2090, unless terminated earlier by the trustee.

No current or former employee has the right to receive any benefit from the EBT unless and until the trustee exercises its discretion to confer a benefit. Subject to the exercise of the trustee’s discretion, shares held by the EBT may be delivered to such employees in satisfaction of their rights under any share incentive arrangements established by Markit. Markit may make non-binding recommendations to the trustee regarding the EBT.

Unless we direct otherwise, the trustee of the EBT may not vote any of the common shares held by the EBT and is also generally obliged to forgo dividends.

Markit has historically funded the EBT’s acquisition of common shares through interest-free loans that are repayable on demand, but without recourse to any assets other than those held by the trustee in its capacity as trustee of the EBT.

Cautionary statement regarding forward-looking statements

This management’s discussion and analysis contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others, or the negative of these words.

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information – D. Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to:

–	our operation in highly competitive markets;

–	our inability to develop successful new products and services;

–	any design defects, errors, failures or delays associated with our products or services;

–	declining activity levels in the securities or derivatives markets, weak or declining financial performance of financial market participants or the failure of market participants;

–	our generation of a significant percentage of our total revenue from financial institutions that are also our shareholders;

–	our dependence on third parties for data and information services;

–	consolidation in our end customer market;

–	the impact of cost-cutting pressures across the financial services industry;

–	our customers becoming more self-sufficient in terms of their needs for our products and services;

–	ongoing antitrust investigations and litigation arising from our activities relating to credit default swaps;

–	long selling cycles to secure new contracts that require us to commit significant resources before we receive revenue;

–	our reliance on network systems and the Internet; and

–	other risk factors discussed under “Item 3. Key Information – D. Risk Factors” included in our Annual Report.

Moreover, new risks emerge from time to time as we operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.